UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number 0-31967

                          TRENWICK AMERICA CORPORATION
             (Exact name of registrant as specified in its charter)

                One Canterbury Green, Stamford, Connecticut 06901
                                  203-353-5500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 6.7% Senior Notes originally due April 1, 2003
                8.00% Contingent Interest Notes due June 30, 2006
 8.82% Junior Subordinated Deferrable Interest Debentures of Trenwick America
                                   Corporation
            (Title of each class of securities covered by this Form)

                                      None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)  |X|        Rule 12h-3(b)(1)(i)   |X|
           Rule 12g-4(a)(1)(ii) |_|        Rule 12h-3(b)(1)(ii)  |_|
           Rule 12g-4(a)(2)(i)  |_|        Rule 12h-3(b)(2)(i)   |_|
           Rule 12g-4(a)(2)(ii) |_|        Rule 12h-3(b)(2)(ii)  |_|
                                           Rule 15d-6            |_|

      Approximate number of holders of record as of the certification or notice date: 0

      Pursuant to the requirements of the Securities Exchange Act of 1934 Trenwick America Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  November 14, 2005                By:  /s/ Joann McNiff
                                             ----------------
                                        Name:  Joann McNiff
                                        Title: Interim Chief Executive Officer
                                        and President of Trenwick America LLC,
                                        the successor to the assets and
                                        liabilities of the estate of Trenwick
                                        America Corporation in case
                                        #03-12635(MFW) commenced by Trenwick
                                        America Corporation under Chapter 11 of
                                        the Bankruptcy Code on August 20, 2003
                                        in the U.S. Bankruptcy Court of the
                                        District of Delaware and styled In re
                                        Trenwick America Corporation